

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Scott L. Mathis
Chief Executive Officer
Gaucho Group Holdings, Inc.
112 NE 41st Street, Suite 106
Miami, FL 33137

Re: Gaucho Group Holdings, Inc.
Registration Statement on Form S-1
Filed December 16, 2022
File No. 333-268829

Dear Scott L. Mathis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 and Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Victoria B. Bantz, Esq.